UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934




                           WILLIAM PENN BANCORP, INC.
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                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $0.10
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                         (Title of Class of Securities)

                                    96925V101
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                                 (CUSIP Number)

                               September 16, 2008
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             (Date of Event Which Requires Filing of this Statement)



Check  the  appropriate  box  to  designate  the  rule  pursuant  to which  this
Schedule 13G is filed:

              [ ] Rule 13d-1(b)
              [X] Rule 13d-1(c)
              [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  96925V101
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1.    Names of Reporting Persons.   Tyndall Capital Partners, L.P.
      I.R.S. Identification Nos. Of Above Persons (entities only):   13-3594570
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2.    Check the Appropriate Box if a Member of a Group (See Instructions)
           (a) [ ]                   (b) [ ]
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3.    SEC Use Only
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4.    Citizenship or Place of Organization:   Delaware
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Number of Shares Beneficially Owned
   by Each Reporting Person With:       5.  Sole Voting Power:         182,288**
                                            ------------------------------------
                                        6.  Shared Voting Power:             0
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                                        7.  Sole Dispositive Power:    182,288**
                                            ------------------------------------
                                        8.  Shared Dispositive Power:        0
                                            ------------------------------------
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9.    Aggregate Amount Beneficially Owned by Each Reporting Person:
                182,288**
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10.   Check if  the  Aggregate Amount in  Row (9) Excludes  Certain Shares  (See
      Instructions):   N/A
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11.   Percent of Class Represented by Amount in Row (9):  5.0%**
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12.    Type of Reporting Person (See Instructions):  PN
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** Based on 3,641,018 shares of common stock, par value $0.10 per share (the "Shares"), of William Penn Bancorp, Inc., a federally chartered corporation (the "Company"), outstanding as of May 14, 2008, as disclosed in the Company's quarterly report on Form 10-Q for the quarter ended March 31, 2008. As of September 16, 2008, 103,955 Shares are owned by Tyndall Partners, L.P., a Delaware limited partnership ("Tyndall"), 53,333 Shares are owned by Tyndall Institutional Partners, L.P., a Delaware limited partnership ("Tyndall Institutional"), and 25,000 Shares are owned by Jeffrey Halis. Tyndall Capital Partners, L.P. is the general partner of Tyndall and Tyndall Institutional. Mr. Halis is the manager of Jeffrey Management, LLC, the general partner of Tyndall Capital Partners, L.P., and he possesses the sole power to vote and the sole power to direct the disposition of all Shares held by Tyndall and Tyndall Institutional.

Item 1(a).   Name Of Issuer.  William Penn Bancorp, Inc.

Item 1(b).   Address of Issuer's Principal Executive Offices:
             8150 Route 13, Levittown, PA 19057


Item 2(a).   Name of Person Filing:  Tyndall Capital Partners, L.P.

Item 2(b).   Address of Principal Business Office or, if none, Residence:
             599 Lexington Avenue, Suite 4100, New York, New York  10022

Item 2(c).   Citizenship:  Delaware

Item 2(d). Title of Class of Securities: Common Stock, par value $0.10 per share

Item 2(e).   CUSIP Number:  96925V101


Item 3. If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

             Not Applicable.


Item 4.      Ownership.

         (a)  Amount beneficially owned (as of September 16, 2008):    182,288**

         (b)  Percent of Class (as of September 16, 2008):                5.0%**

         (c)  Number of shares as to which such person has:

             (i)  Sole power to vote or to direct the vote:            182,288**

            (ii)  Shared power to vote or to direct the vote:                0

           (iii)  Sole power to dispose or to direct the
                  disposition of:                                      182,288**

            (iv)  Shared power to dispose or to direct the
                  disposition of:                                            0

__________________
** Based on 3,641,018 shares of common stock, par value $0.10 per share (the "Shares"), of William Penn Bancorp, Inc., a federally chartered corporation (the "Company"), outstanding as of May 14, 2008, as disclosed in the Company's quarterly report on Form 10-Q for the quarter ended March 31, 2008. As of September 16, 2008, 103,955 Shares are owned by Tyndall Partners, L.P., a Delaware limited partnership ("Tyndall"), 53,333 Shares are owned by Tyndall Institutional Partners, L.P., a Delaware limited partnership ("Tyndall Institutional"), and 25,000 Shares are owned by Jeffrey Halis. Tyndall Capital Partners, L.P. is the general partner of Tyndall and Tyndall Institutional. Mr. Halis is the manager of Jeffrey Management, LLC, the general partner of Tyndall Capital Partners, L.P., and he possesses the sole power to vote and the sole power to direct the disposition of all Shares held by Tyndall and Tyndall Institutional.

Item 5.   Ownership of Five Percent or Less of a Class

          Not Applicable.


Item 6.   Ownership of More Than Five Percent on Behalf of Another Person

          Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

          Not Applicable.


Item 8.   Identification and Classification of Members of the Group

          Not Applicable.


Item 9.   Notice of Dissolution of Group

          Not Applicable.


Item 10.  Certification.

          By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 September 22, 2008

                                                 TYNDALL CAPITAL PARTNERS, L.P.

                                                 By:  JEFFREY MANAGEMENT, LLC,
                                                      its general partner


                                                     /s/ Jeffrey S. Halis
                                                 By:----------------------------
                                                     Jeffrey S. Halis, Manager



      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)